
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
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Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 28 2012

SEC FILE NUMBER
8- 28988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___2/1/2011___ AND ENDING ___1/31/12___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.L. Renck & Co, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 W 23rd St, Ste 500

(No. and Street)

New York   **NY**   **10011**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R.L. Renck   **212-386-7614**
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm

(Name – if individual, state last, first, middle name)

15 Maiden Lane, Ste 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __R.L. Renck__ _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__R.L. Renck & Co, Inc.__ _____, as

of __January 31__ _____, 20 __12__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.L. RENCK & CO., INC.

Statement of Financial Condition

January 31, 2012

(With Independent Auditors' Report Thereon)

R.L. RENCK & CO., INC.

January 31, 2012

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
R.L. Renck & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of R.L. Renck & Co., Inc. (the "Company") as of January 31, 2012 . This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of R.L. Renck & Co., Inc. as of January 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com

March 23, 2012

R.L. RENCK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

January 31, 2012

ASSETS

Cash	$	21,582
Securities owned, at market		21,119
Secured demand note		75,000
Prepaid expenses		1,165
Surrender value - insurance policies		90,947
TOTAL ASSETS	$	209,813

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued liabilities	$	5,168
Payable to clearing broker		70,922
Deferred revenues		8,141
TOTAL LIABILITIES		84,231
Liabilities subordinated to claims of general creditors		75,000
Stockholder's equity		
Preferred stock, $1.00 par value, series A cumulative,		
10,000 shares authorized, 650 shares issued and outstanding		292,500
Common stock, $1.00 par value; 20,000 shares authorized,		
1,000 shares issued and outstanding		1,000
Paid-in capital		353,994
Accumulated deficit		(596,912)
Total Stockholder's Equity		50,582
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	209,813

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

R. L. Renck & Co., Inc. (the "Company") is a registered broker/dealer and investment advisor. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also provides advisory services to individuals and research services to institutional investors. The Company, an Illinois corporation, is a wholly-owned subsidiary of R.L. Renck Holdings, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis. Commission revenues are recorded on a trade date basis. Advisory fees are recorded when services are completed and the income is reasonably determinable.

Income Taxes

The Company accounts for deferred income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statements and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, if based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

R.L. RENCK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

January 31, 2012

NOTE 3 – FAIR VALUE OF INSTRUMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under U.S. GAAP provides for the use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3:   Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining the fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities. The fair values of the investment instruments of the level 3 asset is determined to be $90,947 as compared to $95,580 a change of $4,633 which is recorded as unrealized loss on investment. The valuation of the level 3 instruments are determined primarily using cash flow models and projections of future investment returns to forecast future value where there are no quoted prices of identical assets

The following are the Company's investments owned, by level within the fair value hierarchy at January 31, 2012:

Assets	Fair Value	Fair Value Hierarchy
Securities owned	$ 21,119	Level 1
Insurance policies	$ 90,947	Level 3

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors represent amounts received from a related party under a $75,000 secured demand note collateral agreement, which matures October 31, 2013. The note payable bears interest at the broker call rate and is payable at the discretion of management. This note is collateralized by a United States Treasury Bill. Interest on the underlying collateral is paid to the lender. There is no additional interest paid.

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority ("FINRA") and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 – DEFERRED REVENUES

Advisory fees are customarily invoiced quarterly in advance, which resulted in deferred revenues of $8,141 at January 31, 2012

4

R.L. RENCK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

January 31, 2012

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company, in its capacity as a registered investment advisor, pays fees Renck Research LLC, a Company that is majority owned by R.L .Renck & Co., INC's President. Research fees paid during the fiscal year ended January 31, 2012 were $111,000.

NOTE 7 – LIFE INSURANCE POLICIES

The Company owns key-man insurance policies at Mass Mutual whose surrender value at January 31, 2012 was $90,947.

NOTE 8 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined, so long as the Company continues to be an introducing broker. Net capital changes from day to day, but as of January 31, 2012, the Company had net capital of $30,302 which exceeded its minimum requirement of $5,000 by $25,302, and the ratio of aggregate indebtedness to net capital was 0.1705 to 1.

NOTE 9 – INCOME TAXES

The Company has a net operating loss carry-forward of approximately $90,000 for income tax purposes. The Company's deferred tax asset of approximately $31,500 resulting from these net operating losses was offset by a full valuation allowance as of January 31, 2012. There were no material differences between the Company's taxable income for financial reporting and income tax reporting purposes.

NOTE 10 – OFF-BALANCE SHEET RISKS

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' monetary balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 11 – SERIES A CUMULATIVE PREFERRED STOCK

The Series A cumulative preferred stock is redeemable at the option of the Company for $450 per share.

In the event of a liquidation, dissolution or wrapping up of the Company the preferred shareholders are entitled to receive a distribution in preference to the common shareholders of $450 per share plus any accrued dividends

The Company has declared and paid a total of $9,475 in preferred stock dividends.

On April 27, 2001, the Company issued 100 shares of series A cumulative preferred stock and a warrant to purchase 9,000 shares of common stock to an affiliated company, R.L. Renck & Co., a limited partnership, for $50,000, representing $45,000 liquidation value for the preferred stock and $5,000 additional paid-in capital for the issuance of the warrant. The warrant, expired April 27, 2011.

During fiscal year ended January 31, 2004 the Company issued an additional 150 shares of Series A cumulative preferred stock to related parties for $67,500. On April 19, 2003 the Company issued a warrant exercisable for 9,000 shares of common stock to its President for a purchase price of $5,000. This warrant expires on April 19, 2013.

NOTE 11 – SERIES A CUMULATIVE PREFERRED STOCK (continued)

On December 21, 2004 the Company issued a warrant exercisable for 9,000 shares of common stock for a purchase price of $5,000 to it's President. The warrant entitles the holder to purchase 9,000 shares of the Company's stock at $5 per share and expires on December 31, 2014.

During fiscal year ended January 31, 2005, the Company issued an additional 200 shares of Series A cumulative preferred stock to related parties for $90,000.

During fiscal year ended January 31, 2006, the Company sold an additional 50 shares of Series A cumulative preferred stock to a related party for $22,500.

During fiscal year ended January 31, 2009, the Company sold an additional 150 shares of Series A cumulative preferred stock to its President and a related party for $450 per share with net proceeds of $67,500.